

April 17, 2012

Via E-mail
Mr. James M. Lindstrom
Chief Executive Officer
Integrated Electrical Services, Inc.
4801 Woodway Drive
Suite 200-E
Houston, Texas 77056

> **RE:** **Integrated Electrical Services, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed December 20, 2011**
> **File No. 001-13783**

Dear Mr. Lindstrom:

We have reviewed your response letter dated March 30, 2012, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested disclosure in an amendment to your Form 10-K and by providing the requested information, or by advising us when you will provide the requested amendment and response. If you do not believe our comments apply to your facts and circumstances or do not believe it is appropriate to include the requested disclosure in your forthcoming amendment, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended September 30, 2011

The 2011 Restructuring Plan, page 22

1. In future filings beginning with your March 31, 2012 Form 10-Q, please disclose the likely effects of your 2011 Restructuring Plan on your financial position, future operating results and liquidity. If you determined that a material effect is not reasonably likely to occur, please disclose this fact. Refer to ASC 420-10-S99-2 and address the following:
   - The expected effects on future earnings and cash flows resulting from the plan (for example, reduced depreciation, reduced employee expense, et cetera) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized.
   - The impact of any expected reduction in sales from the closure of the facilities should be quantified, as well.

Mr. Lindstrom
Integrated Electrical Services, Inc.
April 17, 2012
Page 2

- In subsequent periods if actual savings anticipated by the plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.

  Please provide us with the disclosures you intend to include in your June 2, 2012 Form 10-Q in response to this comment.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Revenues, page 25

2. We note the revisions made to your Form 10-K in response to prior comment 1. In future filings please continue to provide quantified disclosure identifying the underlying drivers impacting your operations. For example, you disclose your Communications segment revenues increased by 31% during the three months ended December 31, 2011, as compared to the three months ended December 31, 2010. You attribute this increase to an increase in data center projects, an increase in material usage as a percentage of the segments total revenue and increased business from your national account activity. Please identify the underlying reasons for these changes (i.e. increase in new customers or contracts, marketing initiatives, increase in sales team, improvement in a particular industry, etc) and provide appropriate quantified disclosure. Refer to Section 501.4 of the Financial Reporting Codification and SEC Release 33-8350.

Form 8-K Filed February 8, 2011

3. Please clarify whether you are reporting in the first paragraph of your Form 8-K filed February 8, 2011 that the company has determined that the stockholder vote on executive compensation should be held once every three years.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief